

October 23, 2012

Via E-mail
C. Robert Quint
Executive Vice President and
Chief Financial Officer
Radian Group, Inc.
1601 Market Street
Philadelphia, PA 19103

> **Re:**   **Radian Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 001-11356**

Dear Mr. Quint:

We have reviewed your October 10, 2012 response to our September 28, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by amending your filing, providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Directly Insured Corporate CDO Portfolio, page 33

1. Please refer to your response to our comment two. You state in your response to comment two that for the most recent period ended June 30, 2012 there is no longer a significant difference between your internal rating and other methodologies and that you are proposing to no longer provide disclosure about the differences between the two methods. Please confirm that should the differences between the two methods become material in the future, you will disclose the information regarding ratings derived from utilizing the CDO Evaluator and clarify the factors that led to the differences in the credit ratings between your internal ratings and those by the NRSROs.

15. Statutory Information, page 28

2. Since you indicate in your proposed disclosure in respect to the third bullet point in comment five that dividends are limited to your capital surplus or (subject to certain

limitations) recent net profits, please revise your proposed disclosure to quantify these amounts.

3. Please revise your proposed disclosure in respect to the sixth bullet point in comment five to also disclose the maximum risk-to-capital allowed by the regulators for all of your subsidiaries, or tell us why such disclosure is not required.

Item 9A. Controls and Procedures.
Internal Control Over Financial Reporting, page 245

4. We note management has concluded that disclosure controls and procedures were effective as of the end of the fiscal year. We asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us what actually happened and why the disclosure regarding management's report on internal control over financial reporting was not included in the filing as your explanation "as a result of human error," is vague. Also tell us the factors you considered and highlight for us those factors that support your conclusion in view of the facts surrounding the failure to provide the report on internal control over financial reporting. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Alternatively, please further amend the 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant